AMENDMENT TO SUB-ADVISORY AGREEMENT

    This Amendment to Sub-Advisory Agreement (“Amendment”) is effective as of June 1, 2019 by and between Ohio National Investments, Inc. (the “Adviser”) and Janus Capital Management LLC (the “Sub-Adviser”).

Recitals

    The Adviser and the Sub-Adviser are parties to a Sub-Advisory Agreement dated May 30, 2017 (the “Agreement”) pursuant to which the Adviser retained the Sub-Adviser to supervise and manage the assets of the ON Janus Henderson Forty Portfolio (formerly the Aggressive Growth Portfolio)(the “Portfolio”) of Ohio National Fund, Inc. (the “Fund”); and

    The Adviser and the Sub-Adviser desire to amend the sub-advisory fee payable to the Sub-Adviser.

    NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

1.	Sub-Advisory Fees. The first sentence of Section 4 of the Agreement is hereby deleted and replaced with the following:

In consideration of the Sub-Adviser’s services to the Fund hereunder, the Sub-Adviser shall be entitled to a sub-advisory fee, payable monthly, at the annual rate of 0.40% of the first one hundred million dollars ($100,000,000) of the average daily net assets of the Portfolio during the month preceding each payment, 0.35% of the next four hundred million dollars ($400,000,000) and 0.30% of the average daily net assets of the Portfolio in excess of five hundred million dollars ($500,000,000)(the “Sub-Advisory Fee”) during such period.

2.

Effect.   Except as amended herein, all terms of the Agreement remain in full force and effect. All capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Agreement.

3.

Counterparts.   This Amendment may be executed in counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed below as of the date first above written.

Ohio National Investments, Inc.	Janus Capital Management LLC

By: /s/ Gary R. Rodmaker	By: /s/ Russell P. Shipman
Gary R. Rodmaker	Name: Russell P. Shipman
President	Title: SVP & Managing Director

Accepted & Agreed:
Ohio National Fund, Inc.
By: /s/ Michael J. DeWeirdt
Michael J. DeWeirdt
President